HEADS OF AGREEMENT

THIS AGREEMENT made as of • April 2005

BETWEEN:
TRANTER INVESTMENTS (PTY) LTD

(“Tranter”)

AND

SOUTHGOLD EXPLORATION (PTY) LTD

(“Southgold”)

AND
GREAT BASIN GOLD LIMITED

(“GBG”)

WHEREAS:

A.	Tranter is a 100% owned and controlled black economic empowerment (“BEE”) company, the current shareholders of which are four historically disadvantaged South Africans (“HDSA’s”);

B.

Southgold is a wholly-owned subsidiary of GBG and is currently completing prospecting operations on its Burnstone Gold Project located in the Balfour area, the mineral rights of which are diagrammatically set out in Schedule A (the “Burnstone Project”) and are separately listed in Schedule B. The term “Burnstone Project” as used in this Agreement shall include all permits, licences, approvals, consents, certificates, registrations and other authorizations in relation to the Burnstone Project held by Southgold;

C.

This Heads of Agreement (the “Agreement”) sets out the terms and conditions upon which Tranter shall acquire a 26% interest in certain properties forming the subject matter of the Burnstone Project and the terms and conditions upon which it is proposed that Tranter acquire a 15% equity interest in Southgold, with an option to increase its interest to 26% within a period of approximately 9 years. The transactions described in this Agreement are collectively referred to as the “BEE Transactions”.

NOW THEREFORE, the parties hereto covenant and agree as follows:

1.	BEE Transactions

	(a)	Subject to the provisions of this Agreement:

(i)

Initial Acquisition. On completion of a bankable feasibility study in relation to the Burnstone Project, Tranter will acquire 15% of the issued share capital of Southgold (the “Initial Shares”) from GBG (through its affiliate). The purchase price will be the value of the shares determined by taking the net present value of 15% of the Burnstone Project as determined by a valuation derived from the bankable feasibility study and the parameters of the valuation will be those that would ordinarily be applied by North American mining analysts when valuing South African gold deposits which are similar to the Burnstone Project and adjusting that figure for any other net assets or liabilities of Southgold. In the event that GBG is not required to provide funding for the acquisition by Tranter of the Initial Shares as contemplated in Section 1(a)(iv), Tranter shall be allowed a discount on such purchase price equal to the lesser of 10% or R2,000,000.

(ii)

Option. Tranter will have the option (the “Option”) to subscribe for additional Southgold treasury shares such that it will acquire an additional number of shares which when included in the then outstanding shares will constitute 11% of the then issued share capital of Southgold (the “Option Shares”) and thereby to increase its equity interest in Southgold to a total of 26%. The Option will be exercisable (in whole only, and not in part) by Tranter on or before 30 April 2014 by providing notice to Southgold to this effect any time before 30 April 2012 and providing evidence of the requisite financing by no later than 30 April 2013. The acquisition cost of the Option Shares will be:

A.

11% of the aggregate of the net asset value of Southgold (excluding the value, if any, of Tranter’s Joint Venture Interest as contemplated in section 1(a)(ii) below) at the time of exercising the Option (the parameters of such valuation calculation being those that would ordinarily be applied by North American mining analysts when valuing South African gold deposits which are similar to or the same as the Burnstone Project); and

B.	the transfer, without payment by Southgold of additional consideration, of the Tranter’s Joint Venture Interest to Southgold as contemplated in section 1(a)(iii) below.

(iii)

Joint Venture. Tranter and Southgold will, with effect from 29 April 2005, enter into a separate unincorporated joint venture (the “Joint Venture”) in terms of which Tranter will acquire a right to take transfer (with Ministerial approval) of a 26% undivided ownership interest (the “Joint Venture Interest”) in the new order rights issued in respect of the properties (the “Joint Venture Properties”) which form the subject matter of Southgold’s unused privately held old order mineral rights in relation to the Burnstone Project. The Joint Venture will be for the purpose of exploring and developing the Joint Venture Properties and, if so determined, constructing and operating a mine thereon. The Joint Venture will be managed by a management committee comprising two representatives of each party. Each party’s representative shall have such number of votes equal to the party’s interest in the Joint Venture. All operations in connection with the Joint Venture shall be carried out by an operator, whom will be appointed by the management committee. Each party shall elect whether to contribute to each annual work program and budget and will suffer pro rata dilution if it fails to do so, provided that Tranter shall have a carried interest until a bankable feasibility study has been prepared after which time it shall be subject to program election or dilution. The detailed terms of the Joint Venture shall be settled by the parties, or in the event of a dispute, determined by an experienced South African mining lawyer selected by them, who shall act as an expert and not as an arbitrator and whose decision shall be final and binding on the parties. If Tranter exercises the Option, the Joint Venture Interest will be converted into equity in Southgold pursuant to the Option terms, at which time the Joint Venture would be terminated.

(iv)	Acquisition Funding for Tranter.

A.

If required by Tranter, GBG will provide Tranter with sufficient loan funding (the “Loan Funding”) in order for Tranter to acquire the Initial Shares and the Joint Venture Interest. Such funding will be secured by Tranter’s assets, including a first ranking pledge and cession in security of its interests in Southgold and the Joint Venture and its future revenue streams from these assets. Repayments by Tranter will be allocated first to accrued interest and thereafter to the repayment of capital. The interest rate payable in respect of the Loan Funding will be the best commercial terms that would be available to Tranter if it were to borrow funds from a recognized South African lending institution in the circumstances prevailing at the time.

B.

GBG will (or, in its sole discretion, GBG will procure that Southgold will) pay Trantor ZAR200,000 for its assistance in relation to, and for completion of the mineral title conversion process in respect of, the Burstone Project, including a determination of any BEE credits (whether for Southgold or any third party) which may apply by virtue of the BEE Transactions or any related transactions. Such payment shall be made in accordance with the following schedule:

a)	ZAR75,000 on signature of this Agreement by Tranter; and

b)	ZAR125,000 on Closing.

C.

Tranter will approach local funding institutions, including, but not limited to New Africa Mining Fund and the Industrial Development Corporation, to raise capital to repay (a “Refinancing”) the Loan Funding. GBG will consider providing credit support to these institutions in respect of the Refinancing, but is not bound to provide such credit support. Failing such Refinancing, the Loan Funding will be repaid by Tranter out of the revenues, if any, receivable by it from time to time from Southgold and/or the Joint Venture.

D.

In the event that all the Loan Funding is repaid pursuant to a Refinancing, GBG shall, as an early repayment bonus, adjust the amortization schedule for such Loan Funding to reduce the aggregate principal amount thereof by an amount equal to the lesser of 10% of the original principal amount and R2,000,000.

E.

Tranter will apply any funding received by it as a result of any other transaction undertaken by it subsequent to, or during the course of, the BEE Transactions to repay any outstanding portion of the principal and interest of any funding provided by GBG.

(v)

Capital Expenditure. GBG and Tranter will each be required to fund the mine development capital expenditure requirements of the Burnstone Project pro rata in accordance with their respective interests. Tranter will be required to raise its own capital in order to fund its pro rata capital expenditure contribution. To the extent that debt funding raised by Tranter for such capital expenditure requirements ranks ahead of the Loan Funding, Tranter may retain 10% of the dividends and joint venture distributions accruing from time to time to Tranter from Southgold and/or the Joint Venture, after making all repayments then due in respect of such debt funding and will be obliged to apply the remaining balance, if any towards repayments to GBG of the Loan Funding.

(vi)

Maintenance of BEE credentials. In order to ensure that Tranter maintains its broad-based BEE participation, various legal mechanisms will be put in place to restrict the ability of Tranter to dispose of the Initial Shares, the Option Shares and the Joint Venture Interest (collectively, the “Tranter Holdings”) and to restrict the ability of the shareholders of Tranter to dispose of their respective shares in Tranter, where such disposal would result in Southgold or Tranter, as the case may be, ceasing to satisfy the requisite BEE requirements, as they may be amended from time to time. The principal mechanism in this regard will be for the Tranter Holdings to be held by a trust, with any breach of the trust provisions resulting in Tranter being replaced by another suitably-qualified BEE company as beneficiary of the trust. Similar restrictive provisions will be required in relation to the shareholders of Tranter itself.

(b)

The BEE Transactions will be completed at a closing (the “Closing”) held at the office of GBG’s Canadian counsel, McCarthy Tétrault LLP, at 1300 777 Dunsmuir Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time), or at GBG’s election, at the offices of GBG’s South African legal counsel, at 10:00 a.m. (South African time) on the earlier of (i) 30 June 2005 and (ii) the first practicable business day (Saturdays, Sundays and holidays excluded) after GBG, Southgold and Tranter agree that all of the Resolutive Conditions and Conditions Precedent referred to below have been satisfied or such other place, date and time as may be mutually agreed by the parties hereto. Unless otherwise agreed by all of the parties hereto, if the Resolutive Conditions and Conditions Precedent are not satisfied, or waived by the parties hereto, on or prior to the Closing, the rights and obligations of each party hereunder will terminate.

2.	Resolutive Conditions

(a)

The Joint Venture will terminate unless the following resolutive conditions (the “Resolutive Conditions”) are satisfied on or before 30 June 2005 or any later date agreed in writing between the parties:

(i)

Broad-based composition of Tranter. Tranter and its existing shareholders having completed and implemented, by way of a shareholders agreement and lockup arrangements to the reasonable satisfaction of GBG and Southgold, a restructuring of the shareholding in Tranter to provide for broader based BEE participation. The shareholding in Tranter is proposed to be held as to 51% by the existing four HDSA’s and the balance of the shareholding being distributed without consideration amongst:

A.	a trust consisting of a local youth group, with its trustees and beneficiaries all being HDSA’s;

B.	a company representing a rural HDSA womens’ group;

C.	a local community development trust, with its trustees and beneficiaries all being HDSA’s; and

D.	a trust for the Southgold employees, with its trustees and beneficiaries all being HDSA’s (subject to the requirements of the South African labour regime).

(ii)	Joint Venture Agreement. The detailed terms of the Joint Venture agreement having been confirmed in writing in accordance with Section 1(a)(ii).

3.	Conditions Precedent

	(a)	The obligation of Tranter, Southgold and GBG to complete the BEE Transactions other than the Joint Venture is subject to the following conditions (the “Conditions Precedent”):

(i)	Tranter Agreements.

A.

Tranter, Southgold and N6C Incorporated (a wholly-owned subsidiary of GBG incorporated in the Cayman Islands) (“N6C”) negotiating and entering into one or more legally binding shareholders agreements regarding the various matters set out in this Agreement in relation to Tranter’s acquisition of the Initial Shares and its option to acquire the Option Shares, as well as other matters dealing with their relationship as shareholders in Southgold;

	B.	Tranter and GBG negotiating and entering into one or more legally binding loan agreements in relation to the Loan Funding; and

	C.	Tranter and GBG negotiating and entering into one or more legally binding security agreements to secure the Loan Funding,

(collectively, the “Tranter Agreements”).

(ii)	Due Diligence.

A.

Tranter shall provide, or cause to be provided, to GBG and Southgold access to all books, records, properties, contracts, agreements, commitments, financial statements and reports of or pertaining to Tranter and its properties and assets and all such other information as GBG and Southgold may reasonably request in relation to Tranter, and GBG and Southgold completing due diligence in relation to Tranter complying with its reorganization requirement to the satisfaction of GBG and Southgold acting reasonably; and

B.

GBG and Southgold shall provide, or cause to be provided, to Tranter access to all books, records, properties, contracts, agreements, commitments and reports relating to the Burnstone Project and provide, or cause to be provided to Tranter all such information as Tranter may reasonably request in relation to the Burnstone Project, and Tranter completing due diligence in relation to the BEE Transactions, to the satisfaction of Tranter in its sole discretion, such discretion to be exercised on or before 30 June 2005;

(iii)

Regulatory Approval. Each of GBG, Southgold and Tranter having obtained such governmental and regulatory approvals as may be necessary or desirable for the completion of the BEE Transactions, including, without limitation:

A.	written approval from the TSX Venture Exchange (the “TSXV”), including, without limitation, the issuance of common shares of

Southgold and compliance by GBG, Southgold and Tranter with any conditions precedent to the completion of the BEE Transactions as specified by the TSXV;

B.

written approval from the Exchange Control Department of the South African Reserve Bank (“SARB”) and compliance by GBG, Southgold and Tranter with any conditions precedent to the completion of the BEE Transactions as specified by SARB;

C.

written approval from the Government of South Africa acting through the Minister of Minerals and Energy and the Department of Minerals and Energy (the “DME”) and compliance by GBG, Southgold and Tranter with any conditions precedent to the completion of the BEE Transactions as specified by DME; and

D.

the issue to Southgold of new order prospecting or mining rights in respect of materially all old order mineral tenure lodged by Southgold with the DME, whether by way of conversion or application, prior to the Closing and such new order rights being in a form and on terms satisfactory to Southgold and GBG.

(iv)	Directors Approval. Each of Tranter, Southgold, GBG and N6C having obtained the approval of its board of directors of the BEE Transactions.

(b)

Tranter, Southgold and GBG will use reasonable commercial efforts and will do and perform such acts and things as may be required to give effect to the terms and conditions of this Agreement and to satisfy the Resolutive Conditions and the Conditions Precedent. For greater certainty, as used herein, the expression “reasonable commercial efforts” shall not obligate any party to make any out-of- pocket expenditures.

(c)

Tranter, on the one hand, and GBG and Southgold, on the other hand, in relation to information received pursuant to section 3(a)(ii), agree to keep any non-public confidential information received pursuant hereto and not described in clauses (ii) or (iii) of this paragraph below (collectively, the “Confidential Information”) confidential and not release or disclose such information to any person other than their representatives who need to receive the information in connection with the negotiation and completion of the BEE Transactions, provided this provision will not restrict any party from making disclosure of any information (i) to the extent required by applicable laws, regulatory requirements (including stock exchange requirements) or pursuant to an order of any court of competent jurisdiction or oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar legal process (collectively, “Applicable Law”), or (ii) that is or becomes generally available to the public, other than as a result of a breach by such party of this provision; or (iii) was or becomes available to such party on a non-confidential basis from a source other than the other parties hereto.

(d)

If any party is required by Applicable Law to disclose any Confidential Information, such party shall, subject to its obligations to comply with Applicable Law, provide the other parties hereto with prompt notice thereof so that such parties may seek an appropriate protective order.

(e)

In the event the Conditions Precedent are not satisfied on or before 30 June 2005 or a later date selected by the parties by written agreement, (A) at the written request of GBG and Southgold, any Confidential Information provided to Tranter in written form shall be promptly returned by Tranter and any documents or records containing or derived from Confidential Information and prepared by Tranter or its representatives shall be promptly destroyed or erased and (B) at the written request of Tranter, any Confidential Information provided to GBG or Southgold in written form shall be promptly returned by GBG and Southgold and any documents or records containing or derived from Confidential Information and prepared by GBG or Southgold or any of their representatives shall be promptly destroyed or erased.

4.	Representations and Warranties

(a)

All parties agree to provide normal representations and warranties as to corporate existence and good standing, residency if applicable, capacity and authorization for the BEE Transactions as applicable, authorization for the issue of capital stock as applicable, beneficial and legal title to the Burnstone Project as applicable, absence of encumbrances and liabilities and compliance with environmental laws and environmental obligations, and agree to indemnify each other with respect to breach of their respective representations and warranties. No representations or warranties will be provided with respect to the accuracy of any reserve or resource estimates or other technical information or with respect to any other technical matters. All representations and warranties will expire one year following the Closing.

5.	Costs

(a)

Each party will pay the costs and expenses incurred by it in connection with any due diligence investigations and the negotiation of, entering into and completion of the BEE Transactions contemplated herein. In the event of any failure to execute the Tranter Agreement in respect of the BEE Transactions contemplated herein, as anticipated herein, for any reason whatsoever, all parties agree that all costs incurred by them in connection with the proposed BEE Transactions will be for their own account and all parties agree that neither will seek legal redress from the others for such costs incurred.

6.	Public Disclosure

(a)

Tranter and Southgold agree that GBG may make public disclosure regarding this Agreement and the BEE Transactions contemplated herein, and may make such additional public disclosure regarding the BEE Transactions as may be required or determined by the TSXV in connection with their approval of the BEE Transactions as contemplated above. Subject to the obligation of GBG to comply with Applicable Law, the timing and wording of any press releases and other public disclosure of or relating to this agreement and the BEE Transactions contemplated herein will be subject to the prior approval of Tranter, such approval not to be unreasonably withheld.

7.	General

(a)

Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement. This Agreement is intended to be legally binding on the parties, however if the parties are unable to achieve one or more definitive agreements to supersede this Agreement, the parties shall refer the matter to binding arbitration under the laws of the Republic of South Africa.

	(b)	Governing Law. This Agreement is conclusively deemed to be made under, and for all purposes, to be governed by and construed in accordance with, the laws of the Republic of South Africa.

(c)

Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

(d)

Facsimiles. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

GREAT BASIN GOLD LIMITED

Per: ______________________________
        Ronald W. Thiessen, President and CEO

TRANTER INVESTMENTS (PTY) LTD

Per: ______________________________
        Sipho Nkosi, Managing Director

SOUTHGOLD EXPLORATION (PTY) LTD

Per: ______________________________
       Robert Still, •[title]

SCHEDULE A

DIAGRAMMATIC REPRESENTATION OF BURNSTONE PROJECT

Southgold Exploration (Pty) Ltd
Current Mineral Holdings
December 31, 2004
BRAKFONTEIN
RIETBULT ESTATES
VLAKFONTEIN
VAN KOLDERSKOP 547 IR
SPRINGFONTEIN
DASPOORT 564 IR
RIETFONTEIN
DOORNHOEK
ROODEPOORT
RIETVLY
STRYFONTEIN
MOOIPLAAS
WILGEFONTEIN 544 IR
SILVERBANK
BARNARDSKOP 607 IR
HARTEBEESTFONTEIN 639 IR
HEXRIVIER 634 IR

A-1

SCHEDULE B

LIST OF MINERAL RIGHTS IN THE BURNSTONE PROJECT

[Note: to be inserted]

B-1